A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-POWER ENERGY GENERATION SYSTEMS, LTD., ANNOUNCES AUDITOR’S RESIGNATION; COMPANY TO MEET WITH OTHER INDEPENDENT AUDITING FIRMS; 20-F FILING TO BE DELAYED

SHENYANG, China, June 27, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that its independent auditor, MSCM LLP, has resigned. In its letter to the Company dated June 26, 2011, MSCM stated that it had resigned because the Company had not retained a qualified independent forensic accounting firm to evaluate certain business transactions that MSCM stated was necessary for MSCM to complete its audit of the Company’s financial statements for the year ended December 31, 2010 on a timely basis.

In light of MSCM’s withdrawal, A-Power and members of the Audit Committee of the Board of Directors will be meeting with other qualified independent auditing firms. The Company will announce its new independent auditor after the Audit Committee has selected a firm and an audit engagement contract has been entered into between the Company and that firm.

As a result of MSCM’s resignation, the Company’s annual report on Form 20-F for the year 2010 will be delayed beyond June 30, 2011, the date the filing is due at the Securities and Exchange Commission. A-Power greatly regrets this delay and will work as rapidly as possible with a new independent auditor to complete the audit of its financial statements for the year 2010 and to then file its annual report on Form 20-F.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

For additional information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Jeff Bloker
Telephone: +1 480 614 3000 in the USA
Email: jbloker@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com